UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at August 11, 2010

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: August 13, 2010

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

GREAT BASIN REPORTS MUCH IMPROVED SECOND QUARTER RESULTS
Burnstone mine nears completion: 39,418 Au Equivalent ounces sold from Hollister

August 11, 2010, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces results for the second fiscal quarter ended June 30, 2010.

Highlights at its nearly completed Burnstone Project in South Africa include:

•  mine hook up to the Eskom national electricity grid,
•  on-site metallurgical plant nearing completion, and
•  underground mine development being advanced with the decline and vertical shaft accesses completed, enabling station construction and installation of underground infrastructure.

Highlights at its Hollister Project in Nevada, USA, include:

•  improved performance for both trial mining and Esmeralda mill processing, and
•  stockpile processing through three mills accelerates cash flow.

Hollister Project

Net revenue improved significantly to a quarterly record of CDN$34 million; 39,418 gold equivalent ounces [1] (Au eqv oz) were sold during the quarter (compared with 6,108 Au eqv oz in the quarter ended March 31, 2010). Revenue is net of toll milling charges. Production cost for metal recovered through the Company's Esmeralda mill decreased 20% quarter on quarter and contributed to achieving a gross profit (revenue less production costs) of CDN$13 million (CDN$0.04 earnings per share) for the period. After non-cash charges, including depletion, foreign exchange movement and share based compensation of CDN$8.6 million (CDN$0.03 per share), resulted in a net loss of CDN$5.4 million (CDN$0.02 loss per share) for the quarter. The loss per share decreased 50% year-on-year, and it should be noted that the second quarter was burdened disproportionately by annual equity based compensation charges. Production costs were still relatively high at the Esmeralda mill at CDN$201 per Au eqv oz recovered, but off-site gold retention and carbon stripping charges equivalent to US$80 per eqv oz will be eliminated going forward as the second carbon stripping unit and larger Merrill Crowe system were successfully commissioned in July 2010. This means that dore´ can be poured directly on site at Esmeralda on a continuous basis.

Contained Au eqv oz extracted through trial mining activities improved 11% quarter on quarter: the average grade of 1.33 Au eqv oz per ton (45.7 g/t) of the material extracted offset the slightly lower ore tons extracted during the quarter.

The Esmeralda mill's operational performance improved 36% quarter on quarter; A total of 21,819 tons were processed in the quarter, with a recovery of 17,789 Au eqv oz, and will improve further as the optimization project was only completed during July 2010. The installation of the Merrill Crowe gold recovery system as well as the addition of lead nitrate is expected to improve the recoveries to 90% on an Au eqv oz basis.

At June 30, 2010, the Hollister ore stockpile contained 19,391 tons with an estimated metal content of 18,039 Au eqv oz. Post quarter end, an additional 3,956 tons from the stockpile were delivered to Newmont's Midas mill. A further 10,000 tons are being treated at the Jerritt Canyon mill pursuant to the toll milling and settlement agreement reached in May 2010, the revenue from which will be recognized in the third quarter.

Burnstone Project

For Burnstone, development costs of CDN$63 million were capitalized in the quarter compared to CDN$33 million in the quarter ended March 31, 2010. Since the bulk of the expenditures related to the construction of the Burnstone mill have been completed, capital expenditure is expected to decrease to CDN$38 million and CDN$11 million in the third and fourth quarters, respectively.

After an earlier reported delay, the Burnstone Project was successfully tied into the national power grid on August 8, 2010. This significant milestone in the development of the Project will allow for the sequential commissioning of the general surface infrastructure, the shaft and underground infrastructure, the ventilation shafts and, finally, the metallurgical plant. The majority of the construction and installation of the metallurgical plant infrastructure has now been completed (i.e the mills have been installed and lined, and the jaw crusher, CIL tanks, thickener and other aspects have been constructed) and the current focus is on completing the electrical reticulation and piping.

Good progress continues to be made with the development of surface and underground infrastructure at the Burnstone Project. The decline had been holed with the vertical shaft, thereby allowing access to construction crews to establish station and associated infrastructure. This infrastructure includes the shaft loading bins, conveyors and other equipment which will allow the shaft to be used for hoisting by the end of the current quarter. Following completion of the sinking of the vertical shaft in the previous quarter, the focus has shifted to shaft equipping. Initial development on 41 Level and 40 Level Stations has been completed, and as of August 9, 2010 a total of 709 ft (216 m) of shaft equipping remains to be done.

The winder house and the installation of the rock and personnel conveyance winders have been completed.

As at August 8, 2010, a total of 11,142 ft (3,396 m) of on-reef development has been completed, and continues to show the good continuity in the exposed reef. The Long Hole Stoping trials are progressing well and the rate of mining should increase as more mining areas become available. The focus in Block B is on establishing more stopes, while activities in Block C are mainly focused on reef development. Middle portions of Block C have now been accessed; these additional access points will allow for an increase in opening up higher grade mining areas. A total of approximately 146,000 tons have been accumulated on the ore stockpiles which will be used for mill commissioning.

Corporate

The Company also closed the previously announced US$47 million export finance facility with Credit Suisse during the quarter and subsequently upsized the facility by a further US$25 million. There has also been an increase in interest in the 57.5 million in-the-money warrants (strike price of CDN$1.60) during the quarter with certain warrant holders early exercising their warrants prior to the expiry date of October 15, 2010.

President and CEO Ferdi Dippenaar commented: "The second quarter was marked as a milestone quarter in the existence of Great Basin with record revenue and cash flow from our Hollister project and construction at our Burnstone project nearing completion. Our Esmeralda mill is now ready to treat all the ore recovered at Hollister and at Burnstone, we are about to see the commissioning of the mill and vertical shaft, which are part of the final steps in the successful delivery of this long life quality gold project."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin and a qualified person, as defined by regulatory policy, has reviewed and assumed responsibility for the technical information contained in this release.

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This document contains "forward-looking statements" that were based on Great Basin's expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•uncertainties and costs related to the Company's exploration and development activities, such as those associated with determining whether mineral resources or reserves exist on a property;

•uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project; uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;

•uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•operating and technical difficulties in connection with mining development activities;

•uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•uncertainties related to unexpected judicial or regulatory proceedings;

•changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to

•mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•expected effective future tax rates in jurisdictions in which our operations are located;

•the protection of the health and safety of mine workers; and

•mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);

•changes in general economic conditions, the financial markets and in the demand and market price for gold, silver and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar and South African rand;

•unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);

•changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•environmental issues and liabilities associated with mining including processing and stock piling ore;

•geopolitical uncertainty and political and economic instability in countries which we operate; and

•labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Great Basin Gold, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.com and home jurisdiction filings that are available at www.sedar.com.

[1] Gold equivalent here and elsewhere in this document was calculated using a gold price of US$1,000 per ounce and a silver price of US$15 per ounce.